SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 18.14 /share (BM&FBOVESPA)
NETC: US$ 10.09 /ADR (Nasdaq)
XNET: EUR 7.76 /share (Latibex)
Shares Outstanding: 342,963,601
Market Capitalization: R$ 6.2 billion
Share Price (Close): 7/19/2010

2Q10 Earnings Release

São Paulo, July 20, 2010 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable operator in Brazil and in Latin America, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and Voice (“NET Fone via Embratel”), announces today its results for the second quarter of 2010 (“2Q10”).

Except where stated otherwise, the following financial and operating information is presented in accordance with International Financial Reporting Standards (“IFRS”) and on a consolidated and unaudited basis, and includes the operating and financial results of ESC 90, whose acquisition was concluded on June 30, 2009.

Consolidated Financial Results
	2Q10	2Q09	2Q10 x 2Q09	6M10	6M09	6M10 x 6M09
(R$ million, except otherwise indicated)
Net Revenue	1,310	1,101	19%	2,571	2,183	18%
EBITDA(a)	375	287	30%	744	572	30%
EBITDA Margin	29%	26%		29%	26%
Net Income	56	180	(69%)	102	300	(66%)
Net Debt	1,204	1,120	7%
Net Debt / EBITDA (last 12 months)	0.85x	1.02x
Net Debt / EV(b)	0.17x	0.15x
Operating Highlights ('000, except otherwise indicated)
Homes Passed	11,083	10,422	6%
Bidirectional Homes Passed	9,032	7,977	13%
Pay TV Client base
Connected Clients	3,883	3,480	12%
Penetration over Homes Passed	35%	33%
Churn Rate – last 12 months	15.2%	15.5%
Broadband Client Base
Connected Clients	3,100	2,605	19%
Penetration over Bidirectional Homes Passed	34%	33%
Lines in service	2,765	2,286	21%
Client ARPU (R$/household)(c)	135.44	132.54	2%

(a)	EBITDA does not represent an accounting item or cash flow for the periods presented. Therefore, EBITDA should not be considered an alternative measure of net income (loss), an indicator of operating performance or an alternative to cash flow as a source of liquidity. Since EBITDA is not an accounting item, companies may make adjustments, therefore the definition of EBITDA may not be comparable with the definitions adopted by other companies.
(b)	Enterprise Value, calculated based on the price of the preferred shares at the end of the respective quarters, multiplied by the total number of shares, plus net debt on the last day of the quarter.
(c)	Composed of the sum of gross revenue from subscriptions, PPV and other service-related revenue, divided by the average number of households connected.

EXECUTIVE SUMMARY

In June 2010, the Company launched new internet connection speeds and now offers speeds of 5Mb, 10Mb, 20Mb, 50Mb and 100Mb, besides the entry level speeds. This made the combined offering of Pay TV, Broadband and Voice services even more attractive and competitive, demonstrating NET’s leadership and innovation in the market.

As a result of the strategy initiated at the end of last year, NET achieved solid results in its efforts to sell Pay TV packages that include high-definition channels and high-value-added content.

The Company’s organic growth resumed a positive trend, with growth in Pay TV net additions accelerating in relation to the last few quarters. Pay TV subscriber base ended 2Q10 with 3,883,000 clients, increasing by 107,000 or 12% from 3,480,000 at the end of 2Q09. Broadband base totaled 3,100,000 clients at the end of 2Q10, up 19% from 2,605,000 in 2Q09. There were 2,765,000 fixed lines in service at the end of 2Q10, up 21% from 2,286,000 lines at the end of 2Q09.

Net Revenue was R$1,310.0 million in 2Q10, growing by 19% from R$1,101.1 million in 2Q09, basically driven by the larger subscriber base for all services provided by NET.

Operating Costs amounted to R$620.1 million in the quarter, increasing by 11% from R$556.3 million in 2Q09, though declining as a percentage of net revenue to 47.3%. The increase mainly reflects the higher costs with programming, higher Internet access bandwidth consumption and call center services.

Selling, General and Administrative (SG&A) expenses totaled R$303.1 million in the quarter, up 23% from R$245.6 million in the same period of 2009. Selling expenses rose as a result of the higher expenses with initiatives to boost sales of higher value-added products, telecom services due to the higher average duration of calls and diversification of media and sales channels to leverage opportunities related to the 2010 FIFA World Cup. General and Administrative expenses were R$170.9 million in the quarter, mainly due to the higher expenses with IT services to improve platforms and systems, which are related to the quality of customer services.

EBITDA (earnings before interest, tax, depreciation and amortization) was R$374.9 million in 2Q10, growing by 30% from R$287.4 million in 2Q09, in line with the business plan to grow organically while maintaining margins that are consistent with this growth. EBITDA margin was 29% in 2Q10.

Capex totaled R$316.2 million in 2Q10, and the majority was variable, mainly allocated to acquire equipment and subscriber installation, both of which are related to household acquisition. Additionally in the quarter, NET began to execute its network and bidirectional coverage expansion project.

OPERATING PERFORMANCE

  Pay TV subscriber base ended the quarter with 3,883,000 clients, up 12% from 3,480,000 in 2Q09. Net additions in the quarter totaled 107,000 clients, showing that the measures being taken by the Company have been effective in recovering additions to approach previous levels.
  Broadband Base ended the quarter with 3,100,000 subscribers, up 19% from 2,605,000 subscribers at the end of 2Q09. Net additions totaled 112,000 in the quarter. Even at current level of penetration in the Pay TV base, there are additional growth opportunities due to low penetration of households in bidirectional areas and investments to expand the network and the bidirectional coverage.
  The number of Fixed Lines in Service totaled 2,765,000 in 2Q10, with net additions of 103,000 lines in the quarter. As a result, NET ended 2Q10 with 10,847,000 Revenue Generating Units (“RGUs”), an increase of 16% from the 9,323,000 RGUs in 2Q09.
  Churn rate for the Pay TV subscriber base for the last 12 months declined to end 2Q10 at 15.2%. NET believes this improvement was driven by the specific initiatives to improve client retention.
  Consolidated average revenue per user (ARPU) was R$135.44 in 2Q10, up 2% from R$132.54 in 2Q09, chiefly due to the expansion in the NET Digital HD subscriber base.

CONSOLIDATED FINANCIAL ANALYSIS

1.	Gross Revenue was R$1,727.8 million in the quarter, up 18% from R$1,463.4 million in 2Q09, driven basically by the higher subscription revenue generated by the expansion in the subscriber base.

1.1.

Subscription revenue was R$1,499.1 million in 2Q10, for growth of 17% from R$1,286.6 million in 2Q09, due to the higher ARPU and larger subscriber base. Subscription revenue corresponded to 87% of gross revenue in the quarter.

1.2.
Subscription revenue and Other Revenue totaled R$228.7 million, an increase of 29% from the R$176.9 million in 2Q09, due to the higher revenue from voice services and the increase in the pay- per-view (PPV) base. As a percentage of gross revenue, Subscription Revenue and Other Revenue was 13% in 2Q10.

2.
Cancellations and Taxes on Sales totaled R$417.8 million in the quarter, up 15% from R$362.3 million in 2Q09, mainly due to higher expenses with taxes caused by an increase in total and broadband revenue, which is subject to a higher rate of ICMS tax than Pay TV revenue. Cancellations and Sales Taxes as a percentage of gross revenue corresponded to 24.2% in the quarter.

3.	Net Revenue was R$1,310.0 million in 2Q10, growing by 19% from R$1,101.1 million in 2Q09, basically explained by the expansion in the client base for all services.
4.
Operating Costs amounted to R$620.1 million in 2Q10, increasing by 11% from R$556.3 million in 2Q09. As a percentage of net revenue, these costs declined from 50.5% in 2Q09 to 47.3% in 2Q10. The items below explain the most significant variations:

4.1.
Programming costs totaled R$305.1 million in the quarter, increasing by 22% from R$251.0 million in 2Q09. The increase was due to the annual adjustment in the agreements with content providers and the growth in the Pay TV, PPV and HD subscriber bases. As a percentage of net revenue, Programming costs increased from 22.8% in 2Q09 to 23.3% in 2Q10.

4.2.
Costs with Network and Subscriber Maintenance fell by 15% to R$40.9 million, from R$48.0 million in 2Q09, due to the conclusion of pole rental negotiations, which resulted in a non- recurring retroactive discount in the quarter and a reduction in the contractual amount. As a percentage of net revenue, these costs fell from 4.4% in 2Q09 to 3.1% in 2Q10.

4.3.
Costs with Customer Loyalty Marketing decreased from R$4.1 million in 2Q09 to R$3.7 million in 2Q10, contracting by 10% due to the lower expenses with market research. As a percentage of net revenue, these costs dipped from 0.4% to 0.3% in 2Q10.

4.4.
Costs with Personnel and Benefits climbed 27% to R$98.1 million. The main reason for this increase was the collective bargaining agreement and the higher headcount for field services. As a percentage of net revenue, these costs increased from 7.0% in 2Q09 to 7.5% in 2Q10, with almost the entire amount allocated to the continuous improvement in subscriber services in order to maintain the high quality of customer service.

4.5.
Internet Access, Call Center and Other costs decreased 2% to R$172.4 million, as a result of the lower costs with internet access, which are linked to the IRU agreement. Call Center costs increased due to the higher number of workstations, while Internet Access costs increased to meet the higher demand for capacity and the expansion in the broadband subscriber base. As a percentage of net revenue, Internet Access, Call Center and Other costs declined from 16.0% in 2Q09 to 13.2% in 2Q10.

5.	Selling, General and Administrative (SG&A) expenses stood at R$303.1 million in the quarter, up 23% from R$245.6 million in 2Q09. The increase in SG&A is explained by the following items:
5.1.
Selling expenses increased to R$135.2 million in the quarter, up 15% from R$117.5 million in 2Q09. The increase is explained by the higher expenses with sales initiatives related to higher value- added products and telephone services due to the higher average duration of calls and the diversification of media and sales points. As a percentage of net revenue, selling expenses decreased to 10.3% in 2Q10, compared with 10.7% in 2Q09.

5.2.
General and Administrative expenses were R$170.9 million in the quarter, up 38% from R$123.4 million in 2Q09, basically explained by the higher expenses with IT services to improve platforms and systems, which are related to the quality of customer services. As a percentage of net revenue, G&A expenses increased from 11.2% in 2Q09 to 13.0% in 2Q10.

5.3.
Other Administrative Expenses recorded a gain of R$2.9 million in the quarter, compared with an expense of R$4.7 million in 2Q09. The result is explained by reversal of civil and labor contingencies in the quarter.

6.	Bad Debt Reserve stood at R$11.8 million, falling 1% from R$11.9 million in 2Q09. Bad Debt Reserve corresponded to 0.7% of gross revenue in the quarter.
7.
EBITDA (earnings before interest, tax, depreciation and amortization) was R$374.9 million in 2Q10, growing by 30% from R$287.4 million in 2Q09, in line with the business plan to grow organically while maintaining margins that are consistent with this growth. EBITDA margin was 29%.

8.

Expenses with Depreciation and Amortization grew 52% to R$219.5 million, from R$144.7 million in 2Q09. Depreciation expenses rose 22%, mainly due to the higher number of residential installations and digital decoders.

NET FINANCIAL RESULT

(R$ '000)	2Q10	1Q10	2Q09	6M10	6M09
Net Financial Result	(65,613)	(76,637)	25,569	(142,250)	(6,773)
Net Exchange and Monetary Variation	(15,922)	(28,985)	133,122	(44,907)	138,468
Financial expenses	(90,662)	(86,161)	(127,183)	(176,823)	(188,955)
Financial income	40,971	38,509	19,630	79,480	43,714

1.	The Financial Result in 2Q10 was an expense of R$65.6 million, which compares with financial income of R$25.6 million in 2Q09. The Financial Result is composed of the following items:
1.1.
Net Exchange and Monetary Variation amounted to R$15.9 million in 2Q10, compared with a gain of R$133.1 million in 2Q09, due to the depreciation in the Brazilian real against the U.S. dollar in the period, which generated exchange losses on dollar denominated loans, Banco Inbursa, Perpetual Bonds and Global Notes 2020, which compares with the appreciation in the Brazilian real observed in 2Q09.

1.2.
Financial expenses totaled R$90.7 million in 2Q10, down 29% from R$127.2 million in 2Q09, due to the better currency hedge result in the quarter, which offset the higher interest expenses with the Global Notes 2020.

	1.3.	Financial Revenue increased 109% to R$41.0 million in the quarter, from R$19.6 million in 2Q09, as a result of the higher cash balance.

INCOME TAX AND NET INCOME

(R$ '000)	2Q10	1Q10	2Q09	6M09	6M10
Income Tax and Social Contribution	(33,318)	(30,642)	11,487	(63,960)	19,163
Current	(25,116)	(10,875)	(40,311)	(35,991)	(66,632)
Deferred	(8,202)	(19,767)	51,798	(27,969)	85,795

1.
Expenses with Income Tax and Social Contribution (current and deferred) came to R$33.3 million in 2Q10, compared with positive R$11.5 million in 2Q09. This variation is explained by the following items:

1.1.
Expenses with current Income Tax and Social Contribution declined from R$40.3 million in 2Q09 to R$25.1 million in 2Q10, mainly due to the merger of subsidiaries, which optimized the use of tax credits.

1.2.
Expenses with deferred Income Tax and Social Contribution went from a gain of R$51.8 million in 2Q09 to an expense of R$8.2 million in 2Q10. To comply with CPC21 requirements related to the adoption of International Financial Reporting Standards (IFRS), NET began to recognize income and social contribution taxes using the accrual method based on the estimated average annual effective rate applicable on income before tax in the period.

2.
EBIT (income before interest and tax) was R$155.4 million, up 9% from R$142.7 million in 2Q09, reflecting the better operational performance. After incorporating the accounting effects from IFRS/CPC21 on the financial result and income tax and social contribution, Net Income was R$56.5 million in the quarter, down 69% from R$179.7 million in 2Q09, mainly due to exchange variation (non-cash).

LIQUIDITY, CAPITALIZATION AND DEBT

(R$ '000)	2Q10	1Q10	2Q09
Short Term Debt	104,277	116,241	68,227
Interests	39,542	52,473	16,448
Finame	64,735	63,768	51,779
Long Term Debt	2,156,993	2,129,988	1,589,089
Finame	155,764	143,411	161,031
CCB	170,000	170,000	170,000
Debentures 6th issuance	578,259	578,176	578,009
Inbursa	357,353	353,188	387,309
Global Notes 2020	625,392	618,063	-
Perpetual Notes	270,225	267,150	292,740
Total Debt	2,261,270	2,246,229	1,657,316
Cash and Cash Equivalents	1,057,488	1,036,269	536,991
Net Debt	1,203,782	1,209,960	1,120,325
% of Total Debt Short Term	5%	5%	4
% of Total Debt Long Term	95%	95%	96
US dollar-denominated debt	1,293,115	1,273,293	693,029
% of Total Debt	57.2%	56.7%	41.8
Brazilian real-denominated debt	968,155	972,936	964,287
% of Total Debt	42.8%	43.3%	58.2

  Gross debt, which includes principal and interest, ended 2Q10 at R$2,261.3 million, an increase of 36% from 2Q09, which primarily reflects the US$350 million Global Notes 2020 issue in November 2009.
  Foreign-currency and short-term debt accounted for 57% and 5% of total debt at the end of 2Q10, respectively.
  Cash and Cash Equivalents totaled R$1,057.5 million at the end of 2Q10, up 97% from R$537.0 million in 2Q09, mainly due to the proceeds from the Global Notes 2020 issue.
  Net Debt closed the quarter at R$1,203.8 million, up 7% from R$1,120.3 million in 2Q09. The Net Debt to EBITDA ratio stood at 0.85x in 2Q10, in comparison with 1.02x in 2Q09.

CAPEX

Capex totaled R$316.2 million in 2Q10, and of the total invested the variable portion represented 62% and was mainly allocated to buying equipment and to residential installations, both of which are related to subscriber acquisitions. Investments in maintenance corresponded were mainly allocated to IT projects and network maintenance. Additionally in the quarter, NET began to execute its network and bidirectional coverage expansion project.

CAPITAL MARKETS

NET shares continued to register solid liquidity on both the BM&FBovespa and the Nasdaq. Average daily trading volume on the BM&FBovespa was R$27 million in 2Q10, an increase of 14% from the R$23 million in 2Q09, while average daily trading volume on the Nasdaq increased by 106%, from US$6 million in 2Q09 to US$12 million in 2Q10.

UPCOMING EVENTS
1	.	Conference Call – 2Q10 Earnings Results
Date: July 20, 2010
IFRS (in Portuguese):
		10:00 a.m. (Brasília time)	Dial-in: +55 (11) 4688-6361
Code: NET
Replay until July 26, 2010: +55 (11) 4688-6312
Replay Code: 47133
Live webcast at http://ri.netservicos.com.br

IFRS (in English):
		11:30 a.m. (Brasília time)	Dial-in: +1 (412) 858-4600
Code: NET
Replay until July 28, 2010: +1 (412) 317-0088
Replay Code: 441991#

Live webcast at http://ir.netservicos.com.br

2	.	Scheduled Dates for Upcoming Results
3Q10 à October 27, 2010

The forward-looking statements contained in this document relating to the business prospects, projections ofoperating and financial results and the growth prospects of NET are merely estimates, and as such are basedexclusively on Management’s expectations on the future of the business. These forward-looking statementsdepend materially on changes in market conditions, the performance of the Brazilian economy, the industry and international markets, and therefore are subject to change without prior notice.

FINANCIAL STATEMENTS IN IFRS (unaudited)

Net Serviços de Comunicação S.A.
Income Statemet	2Q10	1Q10	2Q09	6M10	6M09
IFRS - (R$ thousands)

Revenues
Subscription revenue	1,499,071	1,440,573	1,286,553	2,939,644	2,526,037
Hook-up revenue	6,047	8,804	21,978	14,851	50,958
Other Revenues	222,675	211,941	154,868	434,616	303,559
Gross Revenues	1,727,793	1,661,317	1,463,399	3,389,111	2,880,554
Cancellations and Taxes on Sales	(417,843)	(400,760)	(362,257)	(818,603)	(697,199)
Net Revenue	1,309,950	1,260,558	1,101,142	2,570,508	2,183,354
Operating costs	(620,085)	(601,385)	(556,312)	(1,221,468)	(1,072,088)
Programming	(305,067)	(296,438)	(250,978)	(601,505)	(496,210
Network Maintenance and Subscriber costs	(40,854)	(49,860)	(48,028)	(90,714)	(92,828
Loyaty Marketing Costs	(3,719)	(3,758)	(4,143)	(7,477)	(7,638
Payroll and Benefits	(98,092)	(92,533)	(77,290)	(190,625)	(139,582
Internet Access, Call Center and Others	(172,353)	(158,795)	(175,873)	(331,148)	(335,830
Selling, General and Adminstrative Expenses	(303,144)	(275,134)	(245,601)	(578,280)	(510,920)
Selling Expenses	(135,235)	(124,121)	(117,527)	(259,356)	(223,224
General and Adminstrative Expenses	(170,854)	(143,529)	(123,383)	(314,383)	(257,620
Other Administrative Expenses	2,945	(7,485)	(4,691)	(4,540)	(30,076
Bad Debt Expenses	(11,788)	(14,878)	(11,859)	(26,666)	(28,797)
EBITDA	374,933	369,161	287,370	744,094	571,550
EBITDA margin	28.6%	29.3%	26.1%	28.9%	26.2%
Depreciation and Amortization	(219,539)	(215,996)	(144,698)	(435,534)	(284,106)
Depreciation	(152,451)	(146,812)	(124,640)	(299,263)	(242,831
Amortization	(67,088)	(69,184)	(20,058)	(136,272)	(41,275
EBIT	155,394	153,166	142,672	308,560	287,444
EBIT margin	11.9%	12.2%	13.0%	12.0%	13.2%
Net Exchange and Monetary Variation	(15,922)	(28,985)	133,122	(44,907)	138,468
Financial Expenses	(90,662)	(86,161)	(127,183)	(176,823)	(188,955)
interest, charges, arrears and fine	(53,653)	(52,677)	(42,536)	(106,330)	(90,999
interest financial expenses others (suppliers and taxes)	(21,961)	(14,403)	(7,540)	(36,364)	(15,749
other financial expenses	(15,047)	(19,082)	(77,107)	(34,129)	(82,207
Financial Income	40,971	38,509	19,630	79,480	43,714
Income/(loss) bef. Investees, min.ints.	89,781	76,528	168,241	166,310	280,671
Current income Tax and Social Contribution tax	(25,116)	(10,875)	(40,311)	(35,991)	(66,632
Deferred Income Tax and Social Contribution tax	(8,202)	(19,767)	51,798	(27,969)	85,795
Net Income (loss)	56,463	45,887	179,728	102,350	299,834

NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q10%		1Q10%		2Q09%
IFRS (R$ thousand) - non-audited
Assets
Cash & cash equivalents	1,057,488	12.5%	1,036,269	12.5%	536,991	8.2%
Account receivable from subscriber - net	315,971	3.7%	291,815	3.5%	185,855	2.8%
Other receivables	13,245	0.2%	6,760	0.1%	29,484	0.4%
Income tax recoverable	26,672	0.3%	29,006	0.4%	3,788	0.1%
Prepaid expenses	30,793	0.4%	30,669	0.4%	29,262	0.4%
Inventories	66,445	0.8%	56,976	0.7%	53,909	0.8%
Prepaid rights of use	173,829	2.1%	174,463	2.1%	-	0.0%
Total Current Assets	1,684,443	20.0%	1,625,958	19.6%	839,289	12.8%
Assets	2,934,885	34.8%	2,777,530	33.5%	2,468,765	37.6%
Prepaid rights of use	573,247	6.8%	616,464	7.4%	-	0.0%
Intangible	2,486,364	29.5%	2,502,583	30.2%	2,516,326	38.3%
Other Assets	761,337	9.0%	757,984	9.2%	741,506	11.3%
Judicial Deposits	81,272	1.0%	76,956	0.9%	116,415	1.8%
Diferred taxes recoverable	675,374	8.0%	676,786	8.2%	618,130	9.4%
Other receivables	4,691	0.1%	4,242	0.1%	6,961	0.1%
Total Long-term Assets	6,755,833	80.0%	6,654,561	80.4%	5,726,596	87.2%
Total Assets	8,440,276	100.0%	8,280,519	100.0%	6,565,886	100.0%
Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	474,801	5.6%	402,528	4.9%	400,306	6.1%
Provision for payables	14,754	0.2%	19,690	0.2%	66,879	1.0%
Income tax payable	7,246	0.1%	848	0.0%	8,438	0.1%
Short-term debt	99,606	1.2%	97,779	1.2%	64,329	1.0%
Debentures	4,671	0.1%	18,462	0.2%	3,898	0.1%
Payroll accruals	18,038	0.2%	17,820	0.2%	14,768	0.2%
Other payable accounts	537,292	6.4%	482,641	5.8%	253,081	3.9%
Tax accruals	63,106	0.7%	56,344	0.7%	69,525	1.1%
Payroll provision	130,664	1.5%	91,693	1.1%	113,220	1.7%
Other debts	138,913	1.6%	129,990	1.6%	70,336	1.1%
Deferred income	204,609	2.4%	204,614	2.5%	-	0.0%
Total Curret Liabilities	1,156,408	13.7%	1,039,768	12.6%	811,699	12.4%
Long-term debt	1,578,734	18.7%	1,551,812	18.7%	1,011,080	15.4%
Debentures	578,259	6.9%	578,176	7.0%	578,009	8.8%
Payroll and Benefits	14,802	0.2%	10,883	0.1%	30,822	0.5%
Taxes and contributions payable	184,113	2.2%	185,974	2.2%	198,940	3.0%
Provision for contingencies	625,522	7.4%	619,183	7.5%	752,070	11.5%
Future periods results	690,904	8.2%	739,398	8.9%	105,895	1.6%
Others Debts	1,668	0.0%	1,923	0.0%	5,970	0.1%
Total Long Term Liabilities	3,674,001	43.5%	3,687,348	44.5%	2,682,786	40.9%
Total Liabilities	4,830,411	57.2%	4,727,117	57.1%	3,494,485	53.2%
Capital Stock	5,599,320	66.3%	5,599,320	67.6%	5,599,320	85.3%
Goodwill reserves	153,168	1.8%	153,168	1.8%	153,168	2.3%
Accumulated Losses	(2,142,623)	(25.4%)	(2,199,086)	(26.6%)	(2,681,087)	(40.8%)
Shareholders' Equity	3,609,865	42.8%	3,553,402	42.9%	3,071,401	46.8%
Liabilities and Stockholders´ Equity	8,440,276	100.0%	8,280,519	100.0%	6,565,886	100.0%

NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	2Q10	1Q10	2Q09	6M10	6M09
IFRS (R$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	1,036,269	1,015,605	638,461	1,015,605	736,880
Results of the period	56,463	45,887	179,728	102,350	299,834
Non-cash items	290,895	321,709	97,715	612,604	265,756
Exchange losses, monetary indexation and interest expenses, net	11,455	18,557	(121,400)	30,012	(120,454)
Depreciation and Amortization	219,539	215,995	146,030	435,534	284,106
Diferred income taxes	8,202	19,767	(51,798)	27,969	(85,795)
Estimated liability for tax, labor and civil claims and assesssments	(1,855)	11,878	12,643	10,023	24,468
Interest on loans, net	53,370	52,304	41,665	105,674	89,220
Gain (loss) on Hedge	1,430	3,499	69,503	4,929	64,689
Result on sale of assets, net	(1,246)	(291)	1,072	(1,537)	9,522
Decrease (Increase) in assets	(40,597)	9,390	(24,123)	(31,207)	9,929
Trade accounts receivable	(24,156)	(27,863)	(7,414)	(52,019)	(13,912)
Recoverable income taxes	7,105	6,548	(36,491)	13,653	18,327
Prepaid expenses	(98)	2,573	(2,550)	2,475	(4,828)
Inventories and others assets	(9,469)	1,787	4,061	(7,682)	8,079
Other Assets	(13,979)	26,345	18,271	12,366	2,263
Increase (decrease) in liabilities	83,164	(162,998)	46,877	(79,834)	(159,598)
Accounts payables to supliers and programmers	72,273	(49,788)	(13,743)	22,485	(86,061)
Income taxes payable	12,240	(17,457)	38,072	(5,217)	(22,162)
Payroll and related charges	43,108	(81,553)	31,277	(38,445)	(19,922)
Sales taxes, accrued expenses and other liabilities	4,042	32,295	(14,100)	36,337	(43,435)
	(48,499)	(46,495)	5,371	(94,994)	11,982
Increase (decrease) in workine capital	42,567	(153,608)	22,754	(111,041)	(149,669)
Cash flow from investing activities	(315,224)	(160,014)	(343,890)	(475,238)	(557,790)
Acquisitions of investments	-	-	(93,840)	-	(93,840)
Acquisition of property and equipment	(316,170)	(160,961)	(250,481)	(477,131)	(464,683)
Proceeds from the sale of equipment	946	947	431	1,893	733
Cash flow from financing activities	(53,482)	(33,310)	(57,777)	(86,792)	(58,020)
Issuances	28,615	4,514	31,677	33,129	52,300
Repayments	(82,097)	(37,824)	(89,454)	(119,921)	(110,320)
Change in cash and cash equivalents	21,219	20,664	(101,470)	41,883	(199,889)
Cash and cash equivalents, end of the period	1,057,488	1,036,269	536,991	1,057,488	536,991

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.